

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2014

Via E-mail
Jose Luis Laparte
Chief Executive Officer and President
PriceSmart, Inc.
9740 Scranton Road
San Diego, CA 92121

> **Re: PriceSmart, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed October 30, 2013**
> **File No. 000-22793**

Dear Mr. Laparte:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 13.1

Notes to Consolidated Financial Statements, page 43

Note 2 – Summary of Significant Accounting Policies, page 46

1. We note you provided disclosure about the methods, assumptions and estimates related to the valuation of merchandise inventories in your discussion of your critical accounting policies in Form 10-K for the fiscal year ended August 31, 2012. Your disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations in the first paragraph on page 28 suggests management continues to review and evaluate its estimates related to merchandise inventories. In light of the significance of your merchandise inventories, we are unclear why the nature of your estimates or assumptions underlying the measurement of merchandise inventories is no longer considered material

to your reported financial condition and operating performance. Please advise. Also, please explain why your inventory accounting policies are not disclosed in the notes to your consolidated financial statements as required by ASC 330 and Rule 5-02 of Regulation S-X.

Revenue Recognition, page 51

2. We note your disclosure that you recognize revenue from gift certificates when the certificates are redeemed or have expired; however, we also note you assume a 100% redemption rate "prior" to the expiration of the gift certificate. Please clarify how assuming 100% redemption prior to expiration impacts your recognition of revenue from the gift certificates. If you are assuming no breakage on gift certificates prior to expiration, please revise your disclosure in future filings accordingly to clarify your policy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Scott Stringer, Staff Accountant, at (202) 551-4551 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: John M. Heffner, Chief Financial Officer